Exhibit 99.132

DIGIHOST APPOINTS CHIEF RENEWABLE ENERGY OFFICER

TO LEAD ITS DIGIGREEN INITIATIVE

Toronto, ON – June 15, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF) is pleased to announce the appointment of Mr. Luke Marchiori as the Company’s new Chief Renewable Energy Officer (“CREO”) in an advisory role, effective June 15, 2021. Mr. Marchiori will be based out of New York and will oversee the management of the Company’s DigiGreen initiative, displacing traditional energy supply with sustainable alternatives as disclosed in the Company’s June 7, 2021 news release.

In addition to his advisement on renewable energy supply for Digihost, Mr. Marchiori will continue as Executive Vice President at EnergyMark, LLC, a regional supplier of electricity, natural gas, renewable energy and power project developments. Mr. Marchiori sits on the Board of the Clean Communities of Western New York, an advocacy group promoting the use of non-petroleum transportation fuels, emphasizing electric vehicles along with compressed natural gas for fleet vehicles. He is also a member in the New York Solar Energy Industries Association, a trade association advocating for the growth in the use of solar power, such as Community Solar, in New York State. Mr. Marchiori holds a Bachelor’s degree in Finance & Economics and an MBA from St. Bonaventure University.

Michel Amar, CEO of the Company, stated: “We are very pleased to welcome Luke to Digihost’s senior management team, and we look forward to benefitting from his extensive experience in the cleantech and renewable energy sector to achieve the objectives of our DigiGreen initiative. We are proud to be a leader in the cryptocurrency mining space with our DigiGreen initiative. Over 90% of the energy consumed in the Company’s Bitcoin mining operations is from sources that create zero carbon emissions and more than 50% of the energy consumed by the Company is generated from renewable sources. The addition of Luke to our team will help us to work towards further reducing our already very low carbon footprint.”

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain technology company primarily focused on Bitcoin mining. The Company’s mining facilities are located in Upstate New York, and are equipped with 78.7 MW of low-cost power with the option to expand to 102MW. The Company is currently hashing at a rate of 200PH with ability to expand to a rate of 3EH upon the completion of its previously announced acquisition of a 60MW power plant.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that is based on expectations, estimates and projections as at the date of this news release. Forward-looking information in this news release includes information about hashrate expansion, diversification of operations, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results, performance or achievements to differ materially from those described in such forward-looking information include, but are not limited to: continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.